

December 6, 2023

Kin Chung Chan
Chairman and Chief Executive Officer
Reitar Logtech Holdings Ltd
c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Reitar Logtech Holdings Ltd**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted November 8, 2023**
> **CIK No. 0001951229**

Dear Kin Chung Chan:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Summary Consolidated Financial and Operating Data, page 12

1. We refer you to your summary financial information on pages 12 through 14 and pages 60 through 61. Please revise to include earnings per share from continuing operations, earnings per share from discontinued operations, and weighted average shares. Please ensure such information is presented on an actual basis and a pro forma basis, as applicable. Alternatively, tell us how you determined it was unnecessary to disclose such information.

2. We refer you to your summary financial information on pages 14, 61, and 87. Please revise to present captions for continuing operations and discontinued operations within your pro forma financial information for the year ended March 31, 2023. Alternatively, tell us how you determined it was unnecessary to disclose such information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

3. We note your disclosure on page F-28 that HK$58.46 million (US$7.45 million) is outstanding from Hi Speed at March 31, 2023. To the extent any additional cash is collected, please tell us and revise your filing to disclose the amount of such consideration that has been received to date.

Reitar Logtech Holdings Limited
Index to Consolidated Financial Statements, page F-1

4. We note you previously provided audited financial statements of Reitar Capital Partners Limited in a prior amendment and that you have removed those financial statements in this amendment. Please tell us how you considered the requirements of Regulation S-X Rule 3-05 with respect to your determination to remove the audited financial statements of Reitar Capital Partners Limited. Within your response, please provide your significance test calculations. Alternatively, please revise to include such financial statements and provide updated interim financial information.

Notes to the Consolidated Financial Statements
5. Pro Forma Condensed Combined Balance Sheets, page F-22

5. We note your inclusion of the pro forma condensed combined financial information, which you state has been prepared in accordance with Article 11 of Regulation S-X, within the footnotes to your historical financial information. Please tell us how presenting such information within the financial statement footnotes is consistent with Rule 11-02 of Regulation S-X. Alternatively, please revise to present such pro forma information outside of your audited financial statements and footnotes and to label it as unaudited. To the extent you revise to remove such pro forma information from your footnotes, please revise your financial statement footnotes to disclose only the supplemental pro forma information outlined in ASC 805-10-50-2.h.3, or tell us how you determined such information is not necessary.

6. We note your inclusion of pro forma balance sheets as of March 31, 2023 and March 31, 2022 here and elsewhere in your filing. We further note the acquisition of Reitar Capital Partners Limited occurred in November 2022. As the transaction has occurred as of the date of your most recent balance sheet, please revise to remove these pro forma balance sheets, or advise. Refer to Rule 11-02 of Regulation S-X.

7. We refer you to your pro forma condensed combined statement of income and comprehensive income for the year ended March 31, 2023 here and elsewhere in your filing. We note that the information in the column for Reitar Logtech Holdings Limited (Historical) does not appear to be derived directly from the audited financial statements of Reitar Logtech Holdings Limited. Please revise to present a column derived directly from the audited financial statements of Reitar Logtech Holdings Limited, or tell us how you

determined your current presentation is appropriate. Refer to Article 11 of Regulation S-X.

8.   We refer you to your pro forma condensed combined statement of income and comprehensive income for the years ended March 31, 2023 and March 31, 2022 here and elsewhere in your filing. Please revise to present pro forma earnings per share. Reference is made to Rule 11-02 of Regulation S-X.

Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Ho, Esq.